EXHIBIT 99.1



                     CAI WIRELESS  FILES FOR FCC APPROVAL
                TO TEST TWO-WAY WIRELESS SERVICES IN PITTSBURGH


FOR IMMEDIATE RELEASE

Investor Relations Contact:              Media Contact:
Jason Thompson                           Anne B. Inman, APR or Lori Bookbinder
Lippert/Heilshorn & Associates           LevLane Public Relations
(212) 838-3777                          (610) 667-7313
                                         loribook@levlane.com


      Albany, NY (March 17, 1997) - CAI Wireless Systems, Inc. (NASDAQ:CAWS)

today announced that it has applied to the Federal Communications Commission

(FCC) for authority to utilize its Multichannel Multipoint Distribution Service

(MMDS) spectrum to create a "wireless laboratory" in Pittsburgh, Pennsylvania to test two-way voice, video and data services.

      Company officials said the test system will support a broad array of telecommunications services, including high-speed Internet and Intranet access;

home shopping and banking; high capacity voice and data transport; subscription television and other services.  FCC approval to offer limited two-way services in Pittsburgh will enable CAI to work with ADC Telecommunications, Inc. and other telecommunications manufacturers to experiment with techniques to utilize the full potential of CAI's considerable spectrum that, ultimately, could broaden the choices available to consumers purchasing telecommunications services.  Today's application follows last month's announcement that CAI had entered into a memorandum of understanding with ADC Telecommunications, a leading telecommunications manufacturer, to jointly develop a fixed two-way broadband wireless test system using ADC's Homeworx ( platform and CAI's MMDS spectrum.  CAI previously obtained FCC approval to offer its two-way wireless services to 16 customer locations in Boston, Massachusetts and an experimental authorization for two-way services in Hartford, Connecticut.  Company officials said that FCC approval is likely within several weeks.

      Wireless communications companies like CAI have traditionally used their

MMDS microwave frequencies spectrum to deliver video programming services in competition with traditional hard-wired cable companies.  CAI has led the MMDS industry in seeking regulatory approval for expanded, flexible use of MMDS spectrum for telecommunications services, which eventually could include high-

speed Internet and Intranet access, home shopping and banking, and subscription television alternatives for businesses and residential consumers.

      Pursuant to the FCC authority, CAI intends to simulate a commercial rollout of two-way services to customers within a 20-mile radius in the

Pittsburgh area.  CAI's application uses an innovative methodology to measure potential spectrum interference, which may facilitate the timely approval of future applications for authority to offer two-way services.

      Jared Abbruzzese, chairman and chief executive officer of CAI, said:

"Approval of today's filing with the FCC would extend our ability to experiment with previously unauthorized and untested techniques, which should facilitate widespread use of commercial applications of two-way digital technologies in our MMDS spectrum."

      CAI, based in Albany, operates six analog-based wireless systems in New

York City, Rochester and Albany, NY; Philadelphia, PA; Washington, DC; and

Norfolk/Virginia Beach, VA.  CAI also has a portfolio of wireless cable channel rights in eight additional markets, including Long Island, Buffalo and

Syracuse, NY; Providence, RI; Hartford, CT; Boston, MA; Baltimore, MD; and

Pittsburgh, PA.  CAI also owns 52% of the common equity of CS Wireless Systems,

Inc., a MMDS operator with markets located primarily in the southwestern region of the United States.

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